SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

REPORT

On November 19, 2007, Sinovac Biotech Ltd. issued a press release providing an update on the clinical trials for its pandemic influenza vaccines and announcing that Sinovac was preparing third quarter financial results. A copy of this press release is attached as Exhibit 1 to this Form 6-K.

Because of an inadvertent error by Sinovac’s investor relations firm, a copy of Sinovac’s preliminary draft income statement information for the three months and nine months ended September 30, 2006 and 2007 was emailed, together with the press release, to approximately 1,700 investors. A copy of such draft income statement information is attached as Exhibit 2 to this Form 6-K.

Sinovac has since furnished the correct copy of the press release to investors and has informed them that Sinovac’s draft income statement information for the three months and nine months ended September 30, 2006 and 2007 was sent in error. Such financial information should not be relied upon because it is in draft form and is subject to further review by Sinovac’s financial reporting staff and outside auditors. The preliminary draft income statement information may be materially different from the financial information that Sinovac will eventually announce after it is finalized and reviewed by the auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

Dated: November 20, 2007	By:	/s/ Weidong Yin
	Name:	Weidong Yin
	Title:	Chief Executive Officer, President

EXHIBITS

Exhibit No.	Description
1.	Press Release
2.	Unaudited financial results for the three months and nine months ended September 30, 2006 and 2007.

EXHIBIT 1

Sinovac Provides Update in Pandemic Influenza Vaccines

(H5N1) Phase II Clinical Trials

Beijing – November 19, 2007 – Sinovac Biotech Ltd. (Amex: SVA), a leading provider of biopharmaceutical products in China, today announced an update on the clinical trials for its pandemic influenza vaccines. Sinovac received approval in April 2007 from the China State Food and Drug Administration (SFDA) to commence Phase Ib and II trials of its pandemic influenza (H5N1) whole viron inactivated vaccine and Phase I and II trials of its pandemic influenza (H5N1) split vaccine.

In the pandemic influenza whole viron vaccine Phase II trial, a total of 402 enrolled volunteers from 18 to 60 years old were vaccinated with doses of 5µg, 10µg or 15µg. In accordance with the Phase II trial protocol, all of the volunteers were vaccinated with two doses and followed for an observation period. There were no serious adverse events.

In the Phase I and Phase II trials for the split pandemic influenza vaccine, 160 volunteers from 3 to 70 years old, sorted into four different age groups, were enrolled. The volunteers received doses of 5µg, 10µg, 15µg or 30µg and were followed for an observation period. There were no serious adverse events.

Separately, Sinovac’s external auditors are currently reviewing the Company’s third quarter financial results, which the Company plans to disclose thereafter. Pertaining to the Annual General Meeting of Shareholders originally scheduled for August 2007, the Company did not receive at that time sufficient shareholder votes, given the geographical nature of its shareholders, to achieve a quorum, as per its corporate by-laws. Sinovac is diligently working to reschedule its Annual General Meeting.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s vaccines include Healive™ (hepatitis A), Bilive™ (combined hepatitis A and B) and Anflu™ (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, and Japanese encephalitis. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information:	Investors/Media:
Helen G. Yang	Stephanie Carrington/Janine McCargo
Sinovac Biotech Ltd.	The Ruth Group
Phone: +86-10-82890088 Ext. 871	(646) 536-7017/7033
Fax: +86-10-62966910	scarrington@theruthgroup.com
Email: info@sinovac.com	jmccargo@theruthgroup.com

EXHIBIT 2

Third Quarter 2007

Unaudited Financial Results

US$000 (except for per-share amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Sales	10,828	4,490	24,339	9,167
Cost of sales	1,656	1,052	3,587	1,991

Gross profit	9,172	3,438	20,752	7,176
Operating expenses	5,533	2,552	10,975	6,949

Operating income (loss)	3,639	886	9,777	227
Other income (expense)	(75)	20	7	19
Income taxes	(675)	(181)	(1,849)	(305)
Minority interest	(928)	(364)	(2,507)	(549)

Net income (loss)	1,961	361	5,428	(608)

Earning (loss) per share
- basic	0.05	(0.004)	0.14	(0.016)
- fully diluted	0.05	(0.004)	0.14	(0.016)